                                                           Exhibit 99.2

  Empire Of Carolina Comments On Proposed Investment

 DELRAY BEACH, Fla., April 9 -- Empire of Carolina Inc announced today that EDT Toys, L.L.C. a subsidiary of Knowledge Universe, L.L.C. (formerly known as Education Technology, L.L.C.), has proposed to invest $50 million in the company. As announced on March 31, 1997, the parties have entered into a non-binding letter of intent pursuant to which EDT proposes to invest $50 million by purchasing from the Company $20 million in exchangeable convertible preferred stock and $30 million in principle amount of seven-year 10% senior convertible debentures. These securities are convertible into common stock at a conversion price of $3.25 per share, the trading price of the Company's common stock on the date that the parties agreed to the terms of the letter of intent.

 Knowledge Universe, a Los Angeles based company, has interests in education companies and corporate employee and vocational training and staffing companies. Knowledge Universe's president, Tom Kalinske, previously served as Chief Executive Officer of SEGA of the Americas, President of Universal Matchbox
Group and President and C.E.O. of Mattel, Inc.

 Pursuant to the terms of the proposed agreement, Mr. Kalinske will be elected chairman of the Board of Empire and will manage the day to day operations of the Company along with Steve Geller, the current Chairman and Chief Executive Officer.

 Steve Geller, Chairman and Chief Executive Officer, commented, "We are excited about this proposed investment by EDT. This significant infusion of capital should help relieve the Company of its current constraints and allow us to re-focus on satisfying our customer's needs, product development and expansion opportunities. In addition, the management expertise and relationships that Tom Kalinske and EDT bring to Empire should further enable the Company to enhance shareholder value. EDT is completing its due diligence and, although no assurances can be given, we are optimistic that we will sign definitive agreements shortly."

 The EDT transaction is subject to a number of substantial conditions, including satisfactory completion of due diligence, and the negotiation and execution of definitive agreements. The Company can give no assurance that the transaction will be consummated, or, if consummated, that it will be on the terms and conditions described above. In the event that this transaction is not consummated, there is no assurance that the Company will obtain the $6 million required by the December 6, 1996 amendment to its senior loan agreement or that cash generated from operations will be sufficient to fund the Company's continued operations.

 The Company also reported that the financial table accompanying its March 31, 1996 press release stated that the Company's 1996 loss per share as $7.89. The actual loss was $7.39. A corrected table follows.

 This press release contains various forward-looking statements and information that are based on management's beliefs as well as assumptions made by and information currently available to management, including statements regarding future economic performance and financial condition, liquidity and capital resources, and management's plans and objectives. Such statements are subject to various risks and uncertainties which could cause actual results to vary materially from those stated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected or projected. Such risks and uncertainties include the Company's ability to close the proposed transaction, the Company's ability to manage inventory, production and costs, to meet potential increases or decreases in demand, potential adverse customer impact due to delivery delays including effects on existing and future orders, competitive practices in the toy and decorative holiday products industries, changing consumer preferences and risks associated with consumer acceptance of new product introductions, potential increases in raw material prices, potential delays or production problems associated with foreign sourcing of production and the impact of pricing policies including providing discounts and allowances. Certain of these as well as other risks and uncertainties are described in more detail in the Company's Registration Statement on Form S-1 filed under the Securities Act of 1933, Registration No. 333-4440. The Company undertakes no obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

 Empire of Carolina, Inc. designs, develops, manufactures and markets a broad range of basic plastic children's toys. Its Holiday products Division produces and markets decorative seasonal items including Christmas, Halloween and Easter illuminated products. The Company's full line of basic toys includes the Big Wheel(R) line of ride-on toys, Grand Champions(R) collectible horses, Buddy L(R) cars and trucks, and Power Driver(R) ride-ons.

 Financial Tables follow:


                  EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

               CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                   (In Thousands, Except Per Share Amounts)

                                    Three Months Ended  Twelve Months Ended
                                        December 31,        December 31,
                                      1996      1995      1996      1995
    NET SALES                       $42,847   $61,404  $148,908   $153,744

    COST OF GOODS SOLD               50,322    46,383  133,464     111,905
    NONRECURRING INVENTORY CHARGES    1,860         0   12,185           0
    GROSS PROFIT (LOSS)             (9,335)    15,021    3,259      41,839

    SELLING AND ADMINISTRATIVE       16,043    10,178   41,751      36,183
    EXPENSES

    RESTRUCTURING AND                 1,303     6,451    8,800       7,550
     OTHER CHARGES

    OPERATING INCOME (LOSS)         (26,681)   (1,608) (47,292)    (1,894)

    OTHER INCOME (EXPENSES):
     Interest income, dividends
     and net realized gains             (21)       55       (5)        514
     Interest expense                (4,737)   (2,593) (11,236)     (5,996)

    Total other income (expenses)   (4,758)   (2,538)  (11,241)     (5,482)

    INCOME (LOSS) BEFORE INCOME
     TAXES                          (31,439)  (4,146)  (58,533)     (7,376)



    INCOME TAX EXPENSE (BENEFIT)     (1,978)  (1,860)  (12,332)     (2,875)
    NET INCOME(LOSS)               $(29,461)  $(2,286) $(46,201)   $(4,501)
    INCOME (LOSS) PER
     COMMON SHARE                    $(3.98)   $(0.44)  $(7.39)     $(0.96)

    WEIGHTED AVERAGE COMMON
     SHARES OUTSTANDING                7,404    5,195    6,248       4,681

SOURCE  Empire of Carolina, Inc.